# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CLAROS MORTGAGE TRUST, INC., CIK 0001666291
CUSIP: 18270D106
Title of class of securities: Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 60 COLUMBUS CIRCLE, 20TH FLOOR, NEW YORK, United States (X1), 10023
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000769993-25-000101
Filed by CIK 0001229262

## Reporting persons
- Goldman Sachs Asset Management, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 207,266; sole dispositive power 0; shared dispositive power 208,531; aggregate amount beneficially owned 208,531 (0.1% of the class)

## Item 1. Issuer
Name of issuer: CLAROS MORTGAGE TRUST, INC.
Address of issuer's principal executive offices: 60 COLUMBUS CIRCLE 20TH FLOOR, NEW YORK, X1,10023

## Item 2. Person Filing
Name of person filing: GOLDMAN SACHS ASSET MANAGEMENT
Address of principal business office or, if none, residence: Goldman Sachs Asset Management 200 West Street New York, NY 10282
Citizenship: GOLDMAN SACHS ASSET MANAGEMENT, L.P. - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: See the response(s)to Item 11 on the attached cover page(s).
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit (99.2)

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT (99.1)

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities
Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the
Common Stock, par value $.01 per share, of CLAROS MORTGAGE TRUST, INC.
and further agree to the filing of this agreement as an Exhibit thereto.
In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: 04/02/2025

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

By:/s/ Sam Prashanth
----------------------------------------
Name: Sam Prashanth
Title: Attorney-in-fact

EXHIBIT (99.2)

ITEM 7 INFORMATION

## Signatures
- Goldman Sachs Asset Management, L.P.: Name: Sam Prashanth, Attorney-in-fact (04/02/2025)